UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Better Home & Finance Holding Company

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

08774B102

(CUSIP Number)

3 World Trade Center, 175 Greenwich Street, 57th Floor, New York, NY 10007, (646) 839-0086

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Copies of Communications to:

Carl Marcellino

Daniel Forman

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036-8704

(212) 596-9000

October 31, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	08774B102

1	NAMES OF REPORTING PERSON: Novator Capital Sponsor Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 266,162 (1)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 266,162 (1)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 266,162 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.1% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1) Calculated based upon 8,546,917 shares of Class A Common Stock outstanding as of November 4, 2024, as reported by Better Home & Finance Holding Company (f/k/a Aurora Acquisition Corp.) (the “Issuer”) in its Form 10-Q filed with the SEC on November 14, 2024.

CUSIP No.	08774B102

1	NAMES OF REPORTING PERSON: Livenandro Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 695,800 (1)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 695,800 (1)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 695,800 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.1% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1) The reported shares include (i) 650,000 shares of Class A Common Stock; and (ii) 45,800 shares of Class A Common Stock issuable upon the exercise of warrants to purchase Class A Common Stock of the Issuer (the “Warrants”). As adjusted for the Reverse Stock Split, each Warrant is exercisable to purchase one share of Class A Common Stock at a price of $575.00 per share, subject to adjustment. The Warrants expire on August 22, 2028.

(2) Calculated based upon 8,546,917 shares of Class A Common Stock outstanding as of November 4, 2024, as reported by the Issuer in its Form 10-Q filed with the SEC on November 14, 2024, plus the 45,800 shares of Class A common stock issuable upon the exercise of the Warrants held by the Reporting Persons.

CUSIP No.	08774B102

1	NAMES OF REPORTING PERSON: Thor Björgólfsson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Iceland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 981,962 (1)(2)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 981,962 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 981,962 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.4% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)	The reported shares include (i) 20,000 shares of Class A Common Stock held of record by NaMa Capital Limited, a company incorporated in Guernsey (“NaMa”); (ii) 266,162 shares of Class A Common Stock held of record by Novator Capital Sponsor Ltd., a Cyprus limited liability company (“NCSL”); (iii) 650,000 shares of Class A Common Stock held of record by Livenandro Holdings Limited, aCyprus limited company (“Livenandro”); and (iv) 45,800 shares of Class A Common Stock issuable upon the exercise of warrants to purchase Class A Common Stock of the Issuer (the “Warrants”) held of record by Livenandro Holdings Limited. As adjusted for the Reverse Stock Split, each Warrant is exercisable to purchase one share of Class A Common Stock at a price of $575.00 per share, subject to adjustment. The Warrants expire on August 22, 2028, five years after the completion of the Business Combination.

(2)	The securities are held directly by NaMa, NSCL and Livenandro, respectively, and Thor Björgólfsson may be deemed to have dispositive and voting control over those securities. Each of NaMa, NCSL and Livenandro are indirectly 99.9% owned by the irrevocable discretionary trust known as The Future Holdings Trust for which BB Trustees SA acts as trustee; the directors of such trust are Alessandro Passardi, Jan Rottiers and Arnaud Cywie. Mr. Björgólfsson disclaims beneficial ownership of the shares owned by each of NaMa, Livenandro and NCSL.

(3)	Calculated based upon 8,546,917 shares of Class A Common Stock outstanding as of November 4, 2024, as reported by the Issuer in its Form 10-Q filed with the SEC on November 14, 2024, plus the 45,800 shares of Class A common stock issuable upon the exercise of the Warrants held by the Reporting Persons.

EXPLANATORY NOTE

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the original Schedule 13D filed with the SEC on March 18, 2021 (as amended by Amendment No. 1 filed with the SEC on August 28, 2023, Amendment No. 2 filed with the SEC on October 20, 2023 and Amendment No. 3 filed with the SEC on October 25, 2024, the “Original Schedule 13D”) relating to shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of the Issuer, Better Home & Finance Holding Company, a Delaware corporation, formerly Aurora Acquisition Corp., a Cayman Islands exempted company. Except as provided herein, all Items of the Original Schedule 13D remain unchanged and this Amendment No. 4 does not modify any information previously reported on the Original Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

As of the date of this Amendment No. 4, and as a result of the transactions reported herein: (i) NCSL no longer holds greater than 5% of the Issuer’s securities and will therefore cease to be a Reporting Person; and (ii) Livenandro has now been added to this Schedule 13D as a Reporting Person.

Item 2. Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and restated as follows:

(a) This statement is filed by (i) NCSL, (ii) Livenandro, and (iii) Thor Björgólfsson (collectively, the “Reporting Persons”).

(b) The business address of the Reporting Persons is 20 North Audley Street, Mayfair, London, W1K 6LX.

(c) NCSL is a Cyrprus limited liability company, wholly owned by BB Trustees SA, as trustee of the irrevocable discretionary trust known as The Future Holdings Trust for which BB Trustees SA acts as trustee; the directors of such trust are Alessandro Passardi, Jan Rottiers and Arnaud Cywie. Livenandro is a Cyprus limited company, indirectly 99.9% owned by the Future Holdings Trust. Thor Björgólfsson may have dispositive and voting control over those securities held by NCSL, NaMa and Livenandro as described herein. Mr. Björgólfsson disclaims beneficial ownership of the shares owned by each of NCSL, NaMa and Livenandro.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) NCSL is a Cyprus limited liability company. Livenandro is a Cyprus limited company. Mr. Björgólfsson is a citizen of Iceland.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable. The source of fund used by Livnendro to purchase the securities described herein was the working capital of Livenandro.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

Livenandro Purchase from NCSL

On November 13, 2024, Livenendro purchased 45,800 Warrants of the Issuer from NCSL at a price per Warrant of $0.07. On October 31, 2024, Livevandro purchased 650,000 shares of Class A Common Stock of the Issuer from NCSL at a price per share of $15.58.

NCSL and Livenandro are each indirectly 99.9% owned by BB Trustees SA, as trustee of the irrevocable discretionary trust known as The Future Holdings Trust. The purpose of the transfer and sale of the Warrants and shares of Class A Common Stock from NCSL to Livenandro was for internal structuring reasons and to facilitate the future raising of new capital for general group purposes.

Item 5. Interest in Securities of the Issuer.

The response set forth in Item 5 of the Original Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

(a) – (b) The information contained in rows 7, 8, 9, 10, 11, and 13 on each of the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(c) Except for the transaction described in Item 4 of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving ordinary shares of the Issuer.

(d) None.

(e) NCSL ceased to be the beneficial holder more than five percent of the Issuer’s Class A Common Stock on October 31, 2024.

Item 7. Material to be Filed as Exhibit

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit No.	Description
11*	Joint Filing Agreement by and among the Reporting Persons.

* Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2024

Novator Capital Sponsor Ltd.

	By:	/s/ Pericles Spyrou
	Name:	Pericles Spyrou
	Title:	Director

Livenandro Holdings Limited

	By:	/s/ Pericles Spyrou
	Name:	Pericles Spyrou
	Title:	Director

/s/ Thor Björgólfsson
Thor Björgólfsson